SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1
English translation of letter to the Buenos Aires Stock Exchange, dated July 2, 2010, regarding “Relevant Fact Notice. Cancellation of Corporate Bonds corresponding to the issue of Corporate Bonds for USD 195,507,000 at 9.125% of the Company due in 2010”

Item 1

Buenos Aires, July 2nd, 2010

To
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice. Cancellation of Corporate Bonds corresponding to the issue of Corporate Bonds for USD 195,507,000 at 9.125% of the Company due in 2010.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in order to advise that the Company cancelled USD 50,614,000 aggregate principal amount of the Company's 9.125% Notes due 2010 that were previously held by the Company.

The remaining aggregate principal amount outstanding following the cancellation is USD 144,893,000.

Yours sincerely,

/s/ Mariano Javier Rodríguez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	July 2, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel